FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 34

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,176,377	789,234

4	Total consideration paid or payable for the shares	$906,074,779.23	$32,794,251.17

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $41.64

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $41.47

highest price allowed under rule 7.33: $44.53

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$261,130,969.60

Compliance statement

1.             The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 4 June 07

Print name:	BRENDAN T CASE

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,965,611	479,758

4	Total consideration paid or payable for the shares	$938,869,030.40	$20,051,725.49

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $41.93

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $41.62

highest price allowed under rule 7.33: $44.40

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$241,079,244.11

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 5 June 07

Print name:	BRENDAN T CASE

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,445,369	413,502

4	Total consideration paid or payable for the shares	$958,920,755.89	$17,237,203.02

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $41.85

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $41.55

highest price allowed under rule 7.33: $44.33

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$223,842,041.09

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 6 June 07

Print name:	BRENDAN T CASE

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,858,871	609,514

4	Total consideration paid or payable for the shares	$976,157,958.91	$25,213,643.74

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $41.65

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $41.14

highest price allowed under rule 7.33: $44.07

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$198,628,397.36

Compliance statement

1.                                       The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                       There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 7 June 07

Print name:	BRENDAN T CASE

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,468,385	730,000

4	Total consideration paid or payable for the shares	$1,001,371,602.64	$29,772,612.00

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 21 -May 07	highest price paid: $41.00

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.65

highest price allowed under rule 7.33: $43.81

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$168,855,785.36

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 08 Jun 07

Print name:	BRENDAN T CASE

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937
ASX Announcement

Melbourne, Friday 8 June 2007

PURCHASE OF SHARES ON-MARKET FOR THE DIVIDEND REINVESTMENT PLAN

National Australia Bank Limited (“National”) intends to neutralise the capital impact of its obligations under the National’s Dividend Reinvestment Plan for the interim dividend payable on 12 July 2007.  Our intention to undertake this action was included with our half year results announcement on 10 May 2007.

National has appointed Goldman Sachs JBWere (“Goldmans”) as broker to undertake the purchase and transfer of up to approximately $105 million worth of National shares on-market under this Plan.

Purchases by Goldmans will commence today and will continue through the 7 day pricing period of the Dividend Reinvestment Plan to the close on Tuesday 19 June 2007.

The terms of the Dividend Reinvestment Plan require the number of shares to be allocated to participants in the Plan to be rounded up to the next full share.  This will lead to a difference at the end of the pricing period that will be balanced by Goldmans prior to close on Wednesday 20 June 2007.  The number of shares that will be subject to rounding will not be material.

For further information:

Brandon Philips	Hany Messieh

Group Manager, External Relations	Head of Investor Relations
T 03 8641 3857 M 0419 369 058	T 03 8641 2312 M 0414 446 876

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937
ASX Announcement

Melbourne, Wednesday, 20 June 2007

COMPLETION OF DIVIDEND REINVESTMENT PLAN PURCHASE

National Australia Bank Limited (“National”) today announced that Goldman Sachs JBWere (“Goldmans”) had completed the on-market purchase of shares to meet National’s requirements under its Dividend Reinvestment Plan.

Goldmans purchased 2,621,011 National shares at total consideration of approximately $106 million.  The highest price paid was $41.42 and the lowest price paid was $40.03.

Purchases by Goldmans commenced on Friday 8 June 2007 and ended on Tuesday 19 June 2007.

As previously announced in the National 2006 full year results announcement and at the Annual General Meeting on 31 January 2007, the National is also conducting an on-market buy back of up to approximately $1.2b of National shares.  Both UBS AG, Australia Branch and Goldmans have been appointed to conduct the buy back (although on any single day only one will be acting).

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	25,198,385	597,777

4	Total consideration paid or payable for the shares	$1,031,144,214.64	$24,614,484.19

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 21 -May 07	highest price paid: $41.44

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.95

highest price allowed under rule 7.33: $42.69

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$144,241,301.17

Compliance statement

1.                                       The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                       There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 21 Jun 07

Print name:	BRENDAN T CASE

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 21 June 2007	Name: Brendan T Case
Title: Company Secretary